UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                            MERCER INTERNATIONAL INC.
                                (Name of Issuer)


                 SHARES OF BENEFICIAL INTEREST ("COMMON SHARES")
                         (Title of Class of Securities)


                                   588056 10 1
                                 (CUSIP Number)

     WOON H. LEE, NONHYUN BLDG., #37-12 JAMWON-DONG, SEOCHU-KU, SEOUL, KOREA
                                011 822 544-8226
                  (Name, address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                -----------, 1996
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

     Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 588056 10 1           13D                          Page 2 of 3 Pages
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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FIVE CONTINENTS INTERNATIONAL
- ------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                       (b) |_|

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   3      SEC USE ONLY


- ------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          00
- ------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(E)


- ------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          TURKS AND CAICOS ISLANDS
- ------------------------------------------------------------------------------
 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    7      SOLE VOTING POWER

- -----------------------------------------------------------------------------
    8      SHARED VOTING POWER

           500,000 Common Shares
- -----------------------------------------------------------------------------
    9      SOLE DISPOSITIVE POWER


- -----------------------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER

           500,000 Common Shares
- -----------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          500,000 Common Shares
- -----------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*


- -----------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.3% of the outstanding Common Shares
- -----------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          CO
- -----------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.                                             Security and Issuer.

     FiveContinents International ("FCI") is the beneficial owner of 500,000 shares (3.3% of the outstanding shares) of beneficial interest ("common shares") of Mercer International Inc. (the "Company"), a Massachusetts trust organized under the laws of the State of Washington. The principal business address of the Company is Brandschenke Str. 64, Zurich, Switzerland CH 8002.

Item 5.                                    Interest in Securities of the Issuer.

     (a) FCI is the beneficial owner of 500,000 common shares of the Company (3.3% of the outstanding common shares).

     (b) FCI has the power to vote or direct the vote, and to dispose or direct the disposition of the 500,000 common shares of the Company.

     (c) On ___________ FCI distributed to its non-affiliated companies 1,500,000 shares of common stock to Mercer International Inc. for cash and other property. To the best knowledge of the persons filing this amendment, no shareholder of FCI owns more than 5% of the outstanding common shares of Mercer International Inc. following the distribution.

     FCI ceased to own more than 5% of the outstanding shares of Mercer International Inc.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

     August 27, 1996                     Five Continents International


                                         By: /s/ Woon H. Lee


     August 27, 1996                     Shin Ho Canada, Ltd.
                                         By: Five Continents International
                                             Agent


                                         By: /s/ Woon H. Lee


     August 27, 1996                    Dong Shin Paper Mfg. Co. Ltd.
                                        By: Five Continents International
                                            Agent


                                        By: /s/ Woon H. Lee



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